Exhibit 99.1

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Hong Kong prospectus dated Thursday, March 18, 2021 (the “Prospectus”) of Bilibili Inc. (the “Company”).

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”).

Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on April 1, 2019.

Under our weighted voting rights structure, our share capital comprises Class Z ordinary shares and Class Y ordinary shares. Each Class Z ordinary share entitles the holder to exercise one vote, and each Class Y ordinary share entitles the holder to exercise 10 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our ADS, each representing one of our Class Z ordinary shares, are listed on the Nasdaq in the United States under the symbol Bilibili.

Bilibili Inc.

(a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

STABILIZING ACTIONS AND

END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on April 22, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Morgan Stanley Asia Limited, as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)

over-allocations of an aggregate of 3,750,000 Class Z ordinary shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)	the borrowing of an aggregate of 3,750,000 Class Z ordinary shares from Profound Surplus Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering;

(3)

the successive purchases of an aggregate of 1,374,280 Class Z ordinary shares in the price range of HK$765 to HK$808 per Class Z ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) on the market during the stabilization period. The last purchase made by the Stabilizing Manager or any person acting for it on the market during the course of the stabilization period was on April 13, 2021 at the price of HK$807.5 per Class Z ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%);

(4)

the successive sales of an aggregate of 1,374,280 Class Z ordinary shares in the price range of HK$810 to HK$879.5 per Class Z ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) on the market during the stabilization period. The last sale made by the Stabilizing Manager or any person acting for it on the market during the course of the stabilization period was on April 20, 2021 at the price of HK$810 per Class Z ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%); and

(5)

the full exercise of the Over-allotment Option by the Joint Representatives, on behalf of the International Underwriters, on April 21, 2021, in respect of an aggregate of 3,750,000 Class Z ordinary shares, representing 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to Profound Surplus Limited of the borrowed Class Z ordinary shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

For further details of the exercise of the Over-allotment Option, please refer to the announcement of the Company dated April 21, 2021.

        By order of the Board

                Bilibili Inc.

                  Rui Chen

Chairman of the Board of Directors

      and Chief Executive Officer

Hong Kong, Thursday, April 22, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as the independent directors.

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